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SE 18005584 ON

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| OMB Number: 3235-0123 |
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Securities and Exchange

MAR 14 2018

RECEIVED

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44622 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, Floor 32
(No. and Street)

| Los Angeles | California | 90071 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hersh 213-625-1900
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **725 South Figueroa Street** | **Los Angeles** | **CA** | **90017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

# Financial Statements and Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2017
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

# OATH OR AFFIRMATION

I, Bradley Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Payden & Rygel Distributors, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

Signature

Chief Financial Officer

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 01 (Date) day of March (Month), 20 18 (Year)

by Bradley Hersh, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature

Signature of Notary Public

MARIANA D. ROMERO
Notary Public - California
Los Angeles County
Commission # 2160451
My Comm. Expires Aug 18, 2020

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Financial Statements
## and Supplemental Information

Year Ended December 31, 2017

## Contents

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors of
Payden & Rygel Distributors

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Payden & Rygel Distributors (the Company) as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst & Young LLP*

We have served as the Company's auditor since 2003.
Los Angeles, California
March 1, 2018

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

# Statement of Financial Condition

December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 65,000 |
| Distribution fee receivable | | 191,192 |
| Prepaid expenses | | 25,219 |
| Total assets | $ | 281,411 |
| | | |
| **Liabilities and shareholder's equity** | | |
| Liabilities: | | |
| Due to parent | $ | 22,885 |
| Shareholder's equity: | | |
| Common stock, $10 par value: | | |
| 1,000,000 authorized, 250 issued and outstanding | | 2,500 |
| Additional paid-in capital | | 322,699 |
| Accumulated deficit | | (66,673) |
| Total shareholder's equity | | 258,526 |
| Total liabilities and shareholder's equity | $ | 281,411 |

*See accompanying notes.*

# Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Statement of Operations

Year Ended December 31, 2017

| | |
|---|---|
| Distribution fee revenue (see Note 5) | $ [illegible] |
| Service fee income from Parent (see Note 5) | 88,714 |
| General and administrative expenses | (88,714) |
| Income before income tax | – |
| Income tax | – |
| Net income | $ – |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

# Statement of Changes in Shareholder's Equity

Year Ended December 31, 2017

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at December 31, 2016 | $ 2,500 | $ 322,699 | $ (66,673) | $ 258,526 |
| Net income | | | – | – |
| Balance at December 31, 2017 | $ 2,500 | $ 322,699 | $ (66,673) | $ 258,526 |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Statement of Cash Flows

Year Ended December 31, 2017

| | |
|---|---|
| **Operating activities** | |
| Net income | $ - |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Increase in distribution fees receivable | (14,570) |
| Increase in due to Parent | 16,756 |
| Decrease in prepaid expenses | (2,186) |
| Net cash used in operating activities | - |
| | |
| Cash at beginning of year | 65,000 |
| Cash at end of year | $ 65,000 |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Notes to Financial Statements

December 31, 2017

## 1. Organization

Payden & Rygel Distributors, a California corporation (the Company), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company serves as distributor of shares of the Payden & Rygel Investment Group, a series of mutual funds (collectively, the Funds). The Company assists the Funds in marketing and advertising the availability of Fund shares and enters into agreements with third-party broker-dealers to assist in the distribution of Fund shares. Purchases of Fund shares are made through these third-party broker-dealers or directly from the Funds themselves. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' transfer agent and are not maintained in any customer account with the Company.

As the Company neither carries customer accounts, nor performs custodial functions related to customer securities, it is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

## 2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting and reporting policies:

### Revenue Recognition

As the distributor of shares of the Funds, the Company receives distribution fees from certain Funds which are recorded when earned. Distribution fees are based on a percentage of average net assets in these Funds.

The Company also earns fee revenue under an agreement with the Parent. See Note 5.

## 2. Summary of Significant Accounting Policies (continued)

### General and Administrative Expenses

General and administrative expenses consist of registration, marketing, and professional fees, and are expensed as incurred.

## 3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At year end, the Company had net capital, as defined, of $103,713, which was $98,713 in excess of its net required capital of $5,000, and the ratio of aggregate indebtedness to net capital was 0.22 to 1.

## 4. Income Taxes

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis. Tax years 2014 through 2017 are subject to examination by the federal taxing authority. There are no income tax examinations currently in progress.

Income taxes are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into law. Among other significant changes to the U.S. corporate income tax system, the Act reduces the Federal statutory corporate income tax rate from 35% to 21%. This rate reduction is expected to have an impact on our provisions for income taxes for periods beginning after November 25, 2017, including a one-time impact resulting from the revaluation of our deferred tax assets and liabilities to reflect the new lower rate. It will result in an effective tax rate of 27.98% during the year ending December 31, 2018 (compared to 40.75% effective tax rate for the prior years), the first full calendar year under the new law.

No income tax is recorded for the year. As of yearend, the Company has a net deferred tax asset of $0. The net deferred tax asset is comprised of a gross deferred tax liability in the amount of $60,560 related to the distribution fee receivable and prepaid expenses, and a gross deferred tax asset in the amount of $60,560 related to amounts due to parent and a net operating loss carryforward. The net operating loss carryforward of $167,326 relates to operating losses generated at the Company, and used by the Parent to offset its income in the consolidated tax return, for which the Company has not received benefit.

**5. Related Parties**

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from the Parent are noninterest bearing. During the year, the Company recognized $88,714 as service fee income from the Parent which is recorded in the statement of operations.

In addition, the agreement allows the Company to transfer all or a portion of the distribution fee the Company receives from certain Funds to the Parent. During the year, the Company transferred $767,043 of distribution fee income to the Parent which is recorded net in the statement of operations.

As of yearend, the Company had a payable of $22,885 due to the Parent.

**6. Indemnifications**

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

**7. Going Concern**

Management has evaluated relevant conditions and events and has determined that there are no conditions or events that raise substantial doubt about the Company's ability to continue as a going concern.

**8. Subsequent Events**

The Company has evaluated subsequent events through the issuance date of the financial statements, and determined no other events have occurred that require disclosure.

# Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

# Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total shareholder's equity from statement of financial condition | | $ 258,526 |
| Deductions: | | |
| Nonallowable assets: | | |
| Distribution fee receivable | $ 129,594 | |
| Prepaid expenses | 25,219 | |
| Other deductions | – | |
| Total nonallowable assets | | 154,813 |
| Net capital | | $ 103,713 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | | $ 1,526 |
| Minimum dollar net capital requirement | | $ 5,000 |
| Net capital requirement | | $ 5,000 |
| Excess net capital | | $ 98,713 |
| **Computation of aggregate indebtedness** | | |
| Total aggregate indebtedness included in statement of financial condition | | $ 22,885 |
| Ratio of aggregate indebtedness to net capital | | 22% |

*There were no material differences between the above computation and the corresponding amended schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2017.*

# Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Statements Regarding Rule 15c3-3
## of the Securities and Exchange Commission

December 31, 2017

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(1) exemptive provision.

RECEIVED
2018 MAR 14 AM 8:04
SEC / TM

March 5, 2018

**Securities and Exchange Commission**
450 5th Street, NW
Washington, DC 20549

RE: Year-End Financial Statements

Enclosed please find two copies of the Annual Audited Financial Statements for Payden & Rygel Distributors for fiscal year ending December 31, 2017, including a letter of opinion from our accountants, Ernst & Young LLP.

Please do not hesitate to contact our office if there are any questions or if any additional information is needed.

Sincerely,

Bradley Hersh
Chief Financial Officer

Enclosure